Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management's discussion and analysis of the results of Euronav operations and financial condition should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this report. The condensed consolidated interim financial statements of the Company comprise the Company and its subsidiaries (together referred to as the "Group"). The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. For additional information relating to our management's discussion and analysis of financial condition and results of operation and a more complete discussion of the risks and uncertainties referenced in the preceding sentence, please see our Annual Report on Form 20-F for the year ended December 31, 2017, which was filed with the U.S. Securities and Exchange Commission, or the Commission, on April 17, 2018, and our other filings with the Commission.

Factors affecting our results of operations

The principal factors which have affected our results of operations and are expected to affect our future results of operations and financial position include:

•	The spot rate and time charter market for VLCC and Suezmax tankers;

•	The number of vessels in our fleet;

•	Utilization rates on our vessels, including actual revenue days versus non-revenue ballast days;

•	Our ability to maintain and grow our customer relationships;

•	Economic regulatory, political and government conditions that affect the tanker shipping industry;

•	The earnings on our vessels;

•	Gains and losses from the sale of assets and amortization of deferred gains;

•	Vessel operating expenses, including in some cases, the fluctuating price of fuel expenses when our vessels operate in the spot or voyage market;

•	Impairment losses on vessels;

•	Administrative expenses;

•	Acts of piracy or terrorism;

•	Depreciation;

•	Drydocking and special survey days, both expected and unexpected;

•	Our overall debt level and the interest expense and principal amortization;

•	Equity gains (losses) of unconsolidated subsidiaries and associated companies;

•
IMO 2020: The MarPol convention, Annex VI Prevention of  Air Pollution from Ships which will reduce the maximum amount of Sulfur that ships can emit into the air which will be applicable as of 1 January 2020;

•	The International Convention for the Control and Management of Ships' Ballast Water and Sediments (BWM) which will be applicable as of September 2019 ;

•
The European Ship Recycling regulation for large commercial seagoing vessels flying the flag of an EU Member State which force shipowners to recycle their ships  only in safe and sound ship recycling facilities included in the European List of ship recycling facilities which will be applicable as of 1 January 2019;and

•	The successful integration of Gener8 Maritime Inc. activities.

Lack of Historical Operating Data for Vessels Before Their Acquisition

Vessel acquisitions

Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and/or examinations of classification society records, there is no historical financial and/or operational due diligence process when we acquire vessels. Accordingly, we do not obtain the historical operating data for the vessels from the sellers because that information is not material to our decision to make acquisitions, nor do we believe it would be helpful to potential investors in assessing our business or profitability. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel's classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller's technical manager and the seller is automatically terminated and the vessel's trading certificates are revoked by its flag state following a change in ownership.

Consistent with shipping industry practice, we treat the acquisition of a vessel (whether acquired with or without charter) as the acquisition of an asset rather than a business. Although the vessels we acquire generally do not have a charter attached, we have agreed to acquire (and may in the future acquire) some vessels with time charters attached. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter. It is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer's consent and the buyer's entering into a separate direct agreement with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter, because it is a separate service agreement between the vessel owner and the charterer. When we acquire a vessel and assume a related time charter, we take the following steps before the vessel will be ready to commence operations:

•	obtain the charterer's consent to us as the new owner;

•	obtain the charterer's consent to a new technical manager;

•	in some cases, obtain the charterer's consent to a new flag for the vessel;

•	arrange for a new crew for the vessel;

•	replace most if not all hired equipment on board, such as computers and communication equipment;

•	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

•	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

•	implement a new planned maintenance program for the vessel; and

•	ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

Business Combination

Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, there is no or limited historical financial and/or operational due diligence process when we acquire a company or a group of companies owning vessels. Accordingly, we do not intend to use the historical operating data for the vessels because that information is not material to our decision to make acquisitions, nor do we believe it would be helpful to potential investors in assessing our business or profitability. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel's classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel it is therefore not useful to keep those historical data when we do a merger or an acquisition of a company.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with IFRS, which requires us to make estimates in the application of accounting policies based on the best assumptions, judgments and opinions of management.

The following is a discussion of our accounting policies that involve a higher degree of judgment and the methods of their application. For a description of all of our material accounting policies, please see Note 1—Summary of Significant Accounting Policies to our consolidated financial statements for the year ended December 31, 2017.

Revenue Recognition

We generate a large part of our revenue from voyage charters, including vessels in pools that predominantly perform voyage charters. In the past, we used to account for voyage charter revenue ratably over the estimated length of each voyage on a discharge-to-discharge basis, the most prevalent method of accounting for voyage revenue in the shipping industry. After the adoption of IFRS 15 Revenue from Contracts with Customers, management decided to change the revenue recognition calculation to load-to-discharge rather than discharge-to-discharge as this better reflects the nature of the contract and the corresponding performance obligation. As a consequence, voyage related expenses incurred between the previous discharge port and the next load port are capitalized if they qualify as fulfillment costs and if they are expected to be recovered.

 Revenues from time charters are accounted for as operating leases and are thus recognized ratably over the rental periods of such charters, as service is performed. The board will, however, analyze each contract before deciding on its accounting treatment between operating lease and finance lease. We do not recognize time charter revenues during periods that vessels are off-hire.

For our vessels operating in the TI Pool, revenues and voyage expenses are pooled and allocated to the pool's participants on a TCE basis in accordance with an agreed-upon formula. The formulas in the pool agreements for allocating gross shipping revenues net of voyage expenses are based on points allocated to participants' vessels based on cargo carrying capacity and other technical characteristics, such as speed and fuel consumption. The selection of charterers, negotiation of rates and collection of related receivables and the payment of voyage expenses are the responsibility of the pool. The pool may enter into contracts that earn either voyage charter revenue or time charter revenue. The pool follows the same revenue recognition principles, as applied by us, in determining shipping revenues and voyage expenses, including recognizing revenue only after a charter has been agreed to by both the pool and the customer, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

The following table presents our average TCE rates (in U.S. dollars) and vessel operating days, which are the total days the vessels were in our possession for the relevant period, net of scheduled off-hire days associated with major repairs, drydockings or special or intermediate surveys for the periods indicated:

	Six months ended June 30, 2018 REVENUE			Six months ended June 30, 2017 REVENUE
	Fixed	Spot	Pool	Fixed	Spot	Pool
TANKER SEGMENT*
VLCC
Average rate	$34,411	—	$17,467	$41,300	$—	$34,843
Vessel Operating days	822	—	4,502	996	—	4,362
SUEZMAX
Average rate	$23,218	$13,334	$11,815	$22,830	$20,508	—
Vessel Operating days	447	2,904	108	1,021	2,394	—
FSO SEGMENT**
FSO
Average rate	$135,547	—	—	$180,050	—	—
FSO Operating days	181	—	—	181	—	—

* The figures for the tanker segment do not include our economic interest in joint ventures.
**The figures for the FSO segment are included and presented at our economic interest, 50%.

Through pooling mechanisms, we receive a weighted, average allocation, based on the total spot results earned by the total of pooled vessels, (reflected under “Pool” in the table above), whereas results from direct spot employment are earned and allocated on a one-on-one basis to the individual vessel and thus owner of the according vessel (reflected under “Spot” in the table above).

Vessel Useful Lives and Residual Values

The useful economic life of a vessel is variable. Elements considered in the determination of the useful lives of the assets are the uncertainty over the future market and future technological changes. The carrying value of each of our vessels represents its initial cost at the time it was delivered or purchased plus any additional capital expenditures less depreciation calculated using an estimated useful life of 20 years, except for FSO service vessels for which estimated useful lives of 25 years are used. Newbuildings are depreciated from delivery from the construction yard. Purchased vessels and FSOs converted later into an FSO are depreciated over their respective remaining useful lives as from the delivery of the construction yard to its first owner.

On June 30, 2018, all of our owned vessels were of double hull construction. If the estimated economic lives assigned to our vessels prove to be too long because of new regulations, the continuation of weak markets, the broad imposition of age restrictions by our customers or other future events, this could result in higher depreciation expenses and impairment losses in future periods related to a reduction in the useful lives of any affected vessels.

We estimate that our vessels will not have any residual value at the end of their useful lives. Even though the scrap value of a vessel could be worth something, it is difficult to estimate taking into consideration the cyclicality of the nature of future demand for scrap steel and is likely to remain volatile and unpredictable. The costs of scrapping and disposing of a vessel with due respect for the environment and the safety of the workers in such specialized yards is equally challenging to forecast as regulations and good industry practice leading to self-regulation can dramatically change over time. For example, certain organizations have suggested that the industry adopt The Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, or the Convention. While this Convention has not been accepted yet by the flag states of the flags we use, we believe that this Convention or a similar convention may be adopted in the future. In the event that more stringent requirements are imposed upon tanker owners, including those seeking to sell their vessels to a party that intends to recycle the vessels after they have been purchased, or a Recycling Purchaser, such requirements could negatively impact the sales prices obtainable from the Recycling Purchasers or require companies, including us, to incur additional costs in order to sell their vessels to recycling purchasers or to other foreign buyers intending to use such vessels for further trading. Therefore, we take the view that by the time our assets reach the end of their useful lives, their scrap values are likely to be the same as their disposal costs.

Vessel Impairment

The carrying values of our vessels may not represent their fair market values at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels. The carrying amounts of our vessels are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount is estimated. We define our cash generating unit as a single vessel, unless such vessel is operated in a pool, in which case such vessel, together with the other vessels in the pool, are collectively treated as a cash generating unit. An impairment loss is recognized whenever the carrying amount of an asset or cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.

FSO Impairment

Due to the fact that FSO vessels are often purposely built for specific circumstances, and due to the absence of an efficient market for transactions of FSO vessels, the carrying values of our FSO’s may not represent their fair values at any point in time. The carrying amounts of our FSO’s are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount is estimated. We define our cash generating unit as a single FSO. An impairment loss is recognized whenever the carrying amount of an asset or cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.

Calculation of recoverable amount

The recoverable amount of an asset or cash generating unit is the greater of its fair value less its cost to sell and value in use. In assessing value in use, the estimated future cash flows, which are based on current market conditions, historical trends as well as future expectations, are discounted to their present value using a pre-tax discount rate that reflects the time value of money and the risks specific to the asset or cash generating unit.

The carrying values of our vessels or our FSOs may not represent their fair market values or the amount that could be obtained by selling the vessels at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical. The value of a FSO is highly dependent on the value of the service contract under which the unit is employed.

In developing estimates of future cash flows, we must make assumptions about future performance, with significant assumptions being related to charter rates, ship operating expenses, utilization, drydocking requirements, residual value and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends and/or on future expectations. Specifically, in estimating future charter rates or service contract rates, management takes into consideration estimated daily rates for each asset over the estimated remaining lives. The estimated daily TCE rates are based on the trailing 15-year historical average rate, based on normalized (adjusted for the highest 5% and lowest 5%) quarterly average rates published by a third-party maritime research service. Recognizing that the transportation of crude oil and petroleum products is cyclical and subject to significant volatility based on factors beyond our control, management believes the use of estimates based on the 15-year historical average rates calculated as of the reporting date to be reasonable as historically it is the most appropriate reflection of a typical shipping cycle. When using 10-year historical charter rates in this impairment analysis, the impairment analysis at June 30, 2018 indicates that an impairment of USD 0.5 million is required for the tanker fleet (2017: no impairment required). When using 5-year historical charter rates in this impairment analysis, the impairment analysis as at June 30, 2018 indicates that an impairment would not be required for the tanker fleet. When using 1-year historical charter rates in this impairment analysis, the impairment analysis as at June 30, 2018 indicates a total impairment amount of $219.1 million for the tanker fleet. The value in use calculation for FSOs is based on the remaining useful life of the vessels as of the reporting date, and is based on fixed daily rates as reflected in the contract as well as management's best estimate of daily rates for future periods.

Estimated outflows for operating expenses and drydocking requirements are based on historical and budgeted costs and are adjusted for assumed inflation. Finally, utilization is based on historical levels achieved and estimates of a residual value are consistent with our depreciation policy.

The more significant factors that could impact management's assumptions regarding time charter equivalent rates include (i) loss or reduction in business from significant customers, (ii) unanticipated changes in demand for transportation of crude oil and petroleum products, (iii) changes in production of or demand for oil and petroleum products, generally or in particular regions, (iv) greater than anticipated levels of tanker newbuilding orders or lower than anticipated levels of tanker scrappings, and (v) changes in rules and regulations applicable to the tanker industry, including legislation adopted by international organizations such as IMO and the EU or by individual countries. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate at the time they were made, such assumptions are highly subjective and likely to change, possibly materially, in the future. There can be no assurance as to how long charter rates and vessel values will remain at their current levels.

Our Fleet—Vessel Carrying Values

During the past few years, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes. As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below the carrying amounts of those vessels. After undergoing the impairment analysis discussed above, we have concluded that for the six months ended June 30, 2018 no impairment was required. In 2017, when still applying the non normalized 10 year average for the estimated daily TCE, no impairment was required. (Please refer to note 12 of our half year consolidated financial statements for further information).

The following table presents information with respect to the carrying amount of our vessels by type and indicates whether their estimated market values are below their carrying values as of June 30, 2018 and December 31, 2017. The carrying value of each of our vessels does not necessarily represent its fair market value or the amount that could be obtained if the vessel were sold. Our estimates of market values for our vessels assume that the vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified as being in class without notations of any kind. Our estimates are based on the estimated market values for vessels received from independent ship brokers and are inherently uncertain. In addition, because vessel values are highly volatile, these estimates may not be indicative of either the current or future prices that we could achieve if we were to sell any of the vessels. We would not record a loss for any of the vessels for which the fair market value is below its carrying value unless and until we either determine to sell the vessel for a loss or determine that the vessel is impaired as discussed above in "Critical Accounting Policies—Vessel Impairment." We believe that the future discounted cash flows expected to be earned over the estimated remaining useful lives for those vessels that have experienced declines in market values below their carrying values would exceed such vessels' carrying values. For vessels that are designated as held for sale at the balance sheet date, we either use the agreed upon selling price of each vessel if an agreement has been reached for such sale or an estimate of basic market value if an agreement for sale has not been reached as of the date hereof.

Vessel Type	Numbers of Vessels at June 30, 2018	Numbers of Vessels at December 31, 2017	Carrying Value at June 30, 2018	Carrying Value at December 31, 2017
			(In thousands of USD)
VLCC (includes ULCC) (1)	41	25	2,717,715	1,667,308
Suezmax (2)	24	18	868,084	604,192
LR1	2	—	19,812	—
Vessels held for sale	1	—	1,319	—
Total	68	43	3,606,930	2,271,500

(1)
As of June 30, 2018, twenty of our VLCC owned vessels (December 31, 2017: twenty) had carrying values which exceeded their market values. These vessels had an aggregate carrying value of $1,327.5 million (December 31, 2017: $1,462.5 million), which exceeded their aggregate market value by approximately $212.0 million (December 31, 2017: $244.2 million).

(2)
As of June 30, 2018, twenty one of our Suezmax owned vessels (December 31, 2017: sixteen) had carrying values which exceeded their market values. These vessels had an aggregate carrying value of $772.6 million (December 31, 2017: $598.2 million), which exceeded their aggregate market value by approximately $175.4 million (December 31, 2017: $191.6 million).

The table above only takes into account the fleet that is 100% owned by us and therefore does not take into account the FSOs as they are accounted for using the equity method.

Vessels held for sale

Vessels whose carrying values are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale. This is the case when the asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such vessels and its sale is highly probable (when it is significantly more likely than merely probable).

Immediately before classification as held for sale, the vessels are remeasured in accordance with our accounting policies. Thereafter the vessels are measured at the lower of their carrying amount and fair value less cost to sell.

Impairment losses on initial classification as held for sale and subsequent gains and losses on remeasurement are recognized in profit or loss. Gains are not recognized in excess of any cumulative impairment loss.

Vessels classified as held for sale are no longer depreciated.

As of June 30, 2018, we had one vessel as a non-current asset held for sale, the Cap Romuald, with a carrying value of USD 1.3 million. As of December 31, 2017 we had no vessels as a non-current asset held for sale.

Drydocking-Component approach

Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for as separate items of property, plant and equipment. Costs associated with routine repairs and maintenance are expensed as incurred including routine maintenance performed whilst the vessel is in drydock. After each drydock, all the components installed (as replacements or as additional components) during the drydock are classified in two categories (according to their estimated lifetime and their respective cost). When the useful life is higher than 1 year, the component is amortized if its cost is higher than the established threshold. The components will then be amortized over their estimated lifetime (2.5-5 years).

Fleet Development

The following table summarizes the development of our fleet as of the dates presented below*:

	Six months ended June 30, 2018	Six months ended June 30, 2017	Year ended December 31, 2017
VLCCs
At start of period	29.0	30.0	30.0
Acquisitions	22.0	2.0	2.0
Dispositions	(6.0)	(1.0)	(3.0)
Chartered-in	—	—	—
At end of period	45.0	31.0	29.0
Newbuildings on order	—	—	—
Suezmax
At start of period	18.0	19.0	19.0
Acquisitions	8.0	—	—
Dispositions	(2.0)	—	(1.0)
Chartered in	—	—	—
At end of period	24.0	19.0	18.0
Newbuildings on order	2.0	4.0	4.0
LR1
At start of period	—	—	—
Acquisitions	2.0	—	—
Dispositions	—	—	—
Chartered in	—	—	—
At end of period	2.0	—	—
Newbuildings on order	—	—	—
FSO
At start of period	1.0	1.0	1.0
Acquisitions	—	—	—
Dispositions	—	—	—
Chartered in	—	—	—
At end of period	1.0	1.0	1.0
Newbuildings on order	—	—	—
Total fleet
At start of period	48.0	50.0	50.0
Acquisitions	32.0	2.0	2.0
Dispositions	(8.0)	(1.0)	(4.0)
Chartered in	—	—	—
At end of period	72.0	51.0	48.0
Newbuildings on order	2.0	4.0	4.0
* This table includes the two vessels that we own through joint venture entities, which we recognize in our income statement using the equity method, at our respective share of economic interest and 4 vessels chartered-in. This table does not include vessels acquired, but not yet delivered or vessels classified as held for sale.

Vessel Acquisitions and Charter-in Agreements

On August 16, 2016, we entered into an agreement for the acquisition through resale of two VLCCs which are under construction at Hyundai for an aggregated purchase price of $169 million or $84.5 million per vessel. The vessels Ardeche and Aquitaine were delivered to us on January 12, 2017 and January 20, 2017 respectively.

On October 3, 2016, we entered into construction contracts with Hyundai for two high specification Ice-Class Suezmax vessels from Hyundai to fulfill two long-term time charter contract of 7 years each with Valero Energy Inc. The vessels Cap Quebec and Cap Pembroke were delivered to us on March 26, 2018 and April 25, 2018, respectively.

On April 20, 2017, the Group signed an additional two long-term time charter contract of seven years each with Valero Energy Inc., for Suezmax vessels with specialized Ice Class 1C starting in the second half of 2018.

In order to fulfill these contracts, the Group has ordered two high specification Ice Class Suezmax vessels from Hyundai Heavy Industries shipyard in South Korea. Additional specifications for these vessels include substantially increased steel structure, specific emissions controls and other bespoke operational capabilities. Delivery of these vessels is expected in the second half of 2018 when each of the time charter contract will begin.

On June 11, 2018, the Group announced that Gener8 Martime Inc.'s ("Gener8") shareholders approved the merger that day between the two companies by which Gener8 became a wholly-owned subsidiary of Euronav (the merger to form the "Combined Entity"). Gener8, a corporation incorporated under the laws of the Republic of the Marshall Islands owned at the date of the merger, a fleet of 29 tankers on the water, consisting of 21 VLCC vessels, 6 Suezmax vessels, and 2 Panamax vessels, with an aggregate carrying capacity of approximately 7.4 million dwt, which includes 19 “eco” VLCC newbuildings delivered from 2015 through 2017 equipped with advanced, fuel-saving technology, that were constructed at highly reputable shipyards.

On June 29, 2018, Euronav took delivery of the ULCC Oceania (2003 - 441,561 dwt).

Vessel Sales and Redeliveries

On May 23, 2017, the Group sold the VLCC Ti Topaz (2002 – 319,430 dwt), one of its two oldest VLCC vessels, for $21.0 million. The loss on that sale of $21.0 million, was recorded in the second quarter of 2017.

On November 10, 2017, the Company sold the VLCC Flandre (2004 - 305,688 dwt) for $45.0 million to a global supplier and operator of offshore floating platforms. The Company recorded a gain of $20.3 million on the sale which was recorded in the fourth quarter of 2017. The vessel was delivered to its new owner on December 20, 2017 and will be converted into an FSPO by her new owner and will therefore leave the worldwide VLCC trading fleet.

On November 16, 2017, the Company sold the Suezmax Cap Georges (1998 - 146,652 dwt) for $9.3 million. The Company recorded a gain of $8.5 million on the sale which was recorded in the fourth quarter of 2017. The vessel was delivered to its new owner on November 29, 2017.

On November 17, 2017, the Company sold the VLCC Artois (2001 - 298,330 dwt) for $21.8 million. The Artois was the oldest vessel in the Company’s VLCC fleet. The Company recorded a gain of $7.7 million on the sale which was recorded in the fourth quarter of 2017. The vessel was delivered to its new owner on December 4, 2017.

On May 8, 2018, the Company sold the Suezmax Cap Jean (1998 - 146,643 dwt) for $10.6 million. The Company recorded a gain of $10.2 million on the sale which was recorded in the second quarter of 2018. The vessel was delivered to its new owner on June 8, 2018.

On June 15, 2018, the Company sold 6 VLCCS, Gener8 Miltiades (2016 - 301,038 dwt), Gener8 Chiotis (2016 - 300,973 dwt), Gener8 Success (2016 - 300,932 dwt), Gener8 Andriotis (2016 - 301,014 dwt), Gener8 Strength (2015 - 300,960 dwt) and Gener8 Supreme (2016 - 300,933 dwt), to International Seaways for a total consideration of $434.0 million relating to the vessels which included $ 123.0 million in cash consideration and $311.0 million in the form of assumption of the outstanding debt related to the vessels.

On June 25, 2018, the Company sold the Suezmax Cap Romuald (1998 - 146,640 dwt), for $10.6 million. This vessel was accounted for as a non-current asset held for sale as at June 30, 2018. The vessel was delivered to its new owner on August 22, 2018.

Business Combination

On June 11, 2018, we announced that Gener8's shareholders approved the merger that day between the two companies by which Gener8 became a wholly-owned subsidiary of Euronav (the merger to form the "Combined Entity"). Gener8, Inc. a corporation incorporated under the laws of the Republic of the Marshall Islands, was a leading U.S.-based provider of international seaborne crude oil transportation services, resulting from a transformative merger between General Maritime Corporation, a well-known tanker owner, and Navig8 Crude Tankers Inc., a company sponsored by the Navig8 Group, an independent vessel pool manager. General Maritime Corporation was founded in 1997 and has been an active owner and operator in the crude tanker sector. At the date of the merger, Gener8 owned a fleet of 29 tankers on the water, consisting of 21 VLCC vessels, 6 Suezmax vessels, and 2 Panamax vessels, with an aggregate carrying capacity of approximately 7.4 million dwt, which includes 19 “eco” VLCC newbuildings delivered from 2015 through 2017 equipped with advanced, fuel-saving technology, that were constructed at highly reputable shipyards.

We believe that the merger will be accretive to the shareholders of both companies and is consistent with previously set expansion criteria of Euronav. It creates the world’s leading independent crude tanker operator with 74 large crude tankers focused predominately on the VLCC and Suezmax asset classes and two FSO vessels in joint venture and provide tangible economies of scale via pooling arrangements, procurement opportunities, reduced overhead and enhanced access to capital.

Furthermore it offer a well-capitalised, highly liquid company for investors to participate in the tanker market. and through commitment to the Tankers International Pool (a spot market-oriented tanker pool), provide the lowest commercial fees as a percentage of revenue in the sector upon closing of the merger.

Holders of 81% of the outstanding shares of Gener8 cast their vote, of which 98% approved the merger. The "Exchange Ratio" of 0.7272 Euronav shares for each share of Gener8 resulted in the issuance of 60,815,764 new ordinary shares on June 12, 2018. The Exchange Ratio implied a premium of 35% paid on Gener8 shares based on the closing share prices on December 20, 2017. The merger resulted in Euronav shareholders owning approximately 72% of the issued share capital of the Combined Entity and Gener8 shareholders owning approximately 28% (based on the fully diluted share capital of Euronav and fully diluted share capital of Gener8). Euronav as the Combined Entity remain listed on NYSE and Euronext under the symbol "EURN".

Subsequently, we sold the subsidiaries owning six modern VLCCs to International Seaways ("INSW") for a total cash payment of USD 141.0 million of which USD 120.0 million was received on June 14, 2018, the date of closing. The remaining balance of USD 21.0 million will be unconditionally paid in Q4 and is included in other amounts receivable (Note 20). This sale was an important part of the wider merger with Gener8 Maritime transaction as it allows Euronav to retain leverage around our target level of 50% and to retain substantial liquidity going forward. The six vessels are the Gener8 Miltiades (2016 – 301,038 dwt), Gener8 Chiotis (2016 – 300,973 dwt), Gener8 Success (2016 – 300,932 dwt), Gener8 Andriotis (2016 – 301,014 dwt), Gener8 Strength (2015 – 300,960 dwt) and Gener8 Supreme (2016 – 300,933 dwt). The assets and liabilities of these companies were recognized at fair value on the date of the closing of the merger. This fair value took into consideration the provisions of the sale and purchase agreement with INSW and accordingly, no result was recorded on this transaction.

Consideration transferred

in USD	Total Business combinations

Gener8 shares outstanding	83,267,426
RSU	362,613
Total Gener8 shares	83,630,039
Ratio	0.7272
Issued Euronav shares	60,815,764
Closing price Euronav on June 11, 2018	9.1

Total consideration transferred	553,423,452

Contribution to revenue and profit/loss
Since their acquisition by us on June 12, 2018, the acquired companies contributed revenue of USD 7.0 million and a loss of USD (3.4) million to the our consolidated results for the six months ended June 30, 2018. If the acquisition had occurred on 1 January 2018, management estimates that the our consolidated revenue for the six months ended June 30, 2018 would have been USD 268.2 million and consolidated loss for the six months period ended June 30, 2018 would have been USD (100.8) million. In determining these amounts, management has assumed that the fair value adjustments, that arose on the date of acquisition would have been the same if the acquisition had occurred on 1 January 2018.

Acquisition related costs
We incurred approximately USD 5.0 million relating to external legal fees, due to diligence costs and advisory fees. These acquisition-related costs for the business combination were expensed as incurred and are included in 'General and administrative expenses'.

Repayment Blue mountain note
As part of the Merger Agreement and the Letter agreement between Gener8 and certain affiliates of BlueMountain Capital Management LLC, the Senior Note with a carrying value of $205.7 million was prepaid on June 12, 2018. The repayment of the Senior Notes was financed in full by Euronav under its existing liquidity (cash at hands and credit facilities).

Identifiable assets acquired and liabilities assumed
The following table summarizes the recognized amounts of assets acquired and liabilities assumed at the acquisition date.

(in thousands of USD)	Total	Gener8 Subsidiaries	INSW Subsidiaries
Vessels	1,710,250	1,276,250	434,000
Other tangible assets	345	345	—
Intangible assets	152	152	—
Receivables	16,769	9,599	7,170
Current assets	81,357	66,728	14,629
Cash and cash equivalents	126,288	126,288	—
Loans and borrowings	(1,312,446)	(1,001,478)	(310,968)
Current liabilities	(33,012)	(29,160)	(3,852)

Total identifiable net assets acquired	589,703	448,724	140,979

(in thousands of USD)	Fair value at acquisition date
Consideration transferred	553,423
Total identifiable net assets acquired	589,703

Bargain Purchase	36,280
The transaction resulted in a bargain purchase gain of USD 36.28 million because the fair value of assets acquired and liabilities assumed exceeded the total of the fair value of consideration paid. Euronav’s management has reassessed whether they had correctly identified all of the assets acquired and all of the liabilities assumed and this excess remains.

Euronav’s management believes that the bargain purchase price is a direct consequence of Gener8 limited liquidity and its shares trading under the net asset value per share prior to and at the time of the agreed ratio as well as a small uptick in the fair value of the vessels between the time of the agreed ratio and the date of the merger when the valuations of the vessels were assessed.

This gain was recognized in the consolidated statement of profit or loss for the six months ended June 30, 2018, under the heading ‘Gain on bargain purchase’.

Operating Results

Six months ended June 30, 2018, compared to the six months ended June 30, 2017

Total shipping revenues and voyage expenses and commissions.

The following table sets forth our total shipping revenues and voyage expenses and commissions for the six months ended June 30, 2018 and 2017:

	Six months ended June
(US$ in thousands)	2018	2017	$ Change	% Change
Voyage charter and pool revenues	163,305	224,876	(61,571)	(27)%
Time charter revenues	39,443	65,715	(26,272)	(40)%
Other income	2,133	2,775	(642)	(23)%
Total shipping revenues	204,881	293,366	(88,485)	(30)%
Voyage expenses and commissions	(46,277)	(32,283)	(13,994)	43%

Voyage Charter and Pool Revenues.    Voyage charter and pool revenues decreased by 27%, or $61.6 million, to $163.3 million for the six months ended June 30, 2018, compared to $224.9 million for the same period in 2017. This decrease was due to a decrease in the average TCE rates for VLCCs and Suezmax tankers from $35,034 and $21,204 respectively in the first six months of 2017 to $20,082 and $14,563, respectively in the first six months of 2018. The total number of vessel operating days decreased primarily due to the sale of the Artois, Flandre, Ti Topaz and Cap Georges in 2017, partly offset with the delivery of the Cap Quebec and Cap Pembroke in the first half of 2018 and the acquisition of 15 VLCC's , 6 Suezmaxes and 2 LR1's as a result of the merger with Gener8.

Time Charter Revenues.    Time charter revenues decreased by 40%, or $26.3 million, to $39.4 million for the six months ended June 30, 2018, compared to $65.7 million for the same period in 2017, This decrease was due to several time charter contracts ending in the course of 2017 combined with deteriorating market conditions resulting in lower profit splits.

Other Income.    Other income decreased by 23%, or $0.6 million, to $2.1 million for the six months ended June 30, 2018, compared to $2.8 million for the same period in 2017. Other income includes revenues related to the daily standard business operation of the fleet and that are not directly attributable to an individual voyage, such as insurance rebates received based on changes in our vessels' trading patterns.

Voyage Expenses and Commissions.    Voyage expenses and commissions increased by 43% or $14.0 million, to $(46.3) million for the six months ended June 30, 2018, compared to $(32.3) million for the same period in 2017. This increase was primarily due to a an increase of oil prices which increased bunker expenses, the largest component of voyage expenses and fewer vessels operating under a long term time charter.

Net gain (loss) on lease terminations and net gain (loss) on the sale of assets.

The following table sets forth our gain (loss) on lease terminations and gain (loss) on the sale of assets for the six months ended June 30, 2018 and 2017:

	Six months ended June
(US$ in thousands)	2018	2017	$ Change	% Change
Net gain (loss) on sale of assets (including impairment on non-current assets held for sale and loss on disposal of investments in equity-accounted investees)	10,175	(21,007)	31,182	(148)%

Net gain (loss) on sale of assets (including impairment on non-current assets held for sale, and loss on disposal of investments in equity-accounted investees).    Net gain (loss) increased by 148%, or $31.2 million, to a gain of $10.2 million for the six months ended June 30, 2018, compared to a loss of $(21.0) thousand for the same period in 2017. The net gain on sale of assets of $10.2 million in 2018 is due to the sale of the Suezmax Cap Jean. The net loss on sale of assets of $(21.0) million in 2017 is due to the sale of the VLCC TI Topaz.

Vessel Operating Expenses.

The following table sets forth our vessel operating expenses for the six months ended June 30, 2018 and 2017:

	Six months ended June
(US$ in thousands)	2018	2017	$ Change	% Change
Total VLCC operating expenses	51,370	51,305	65	—%
Total Suezmax operating expenses	27,056	27,183	(127)	—%
Total LR1 operating expenses	444	—	444	—%
Total vessel operating expenses	78,870	78,488	382	—%

Total vessel operating expenses increased by 0.5%, or $0.4 million, to $78.9 million during the six months ended June 30, 2018, compared to $78.5 million for the same period in 2017. This increase was primarily due to the delivery of the Suezmax Cap Quebec, Suezmax Cap Pembroke and all vessels acquired under the merger with Gener8, almost fully offset by the sale of the VLCC Artois, VLCC Flandre, VLCC Ti Topaz and Suezmax Cap Georges.

VLCC operating expenses increased by 0.1%, or $0.1 million, during the six months ended June 30, 2018, compared to the same period 2017. This increase was primarily due to the delivery of the vessels acquired under the merger with Gener8, almost fully offset by the sale of the VLCC Artois, VLCC Flandre and VLCC Ti Topaz.

Suezmax operating expenses decreased by 0.5%, or $0.1 million, during the six months ended June 30, 2018, compared to the same period 2017. This decrease was primarily due to the sale of Suezmax Cap Georges , almost fully offset by the delivery of the Suezmax Cap Quebec, Suezmax Cap Pembroke and the six Suezmax vessels acquired under the merger with Gener8.

 LR1 operating expenses increased with $0.4 million, during the six months ended June 30, 2018, compared to the same period 2017. This increase was due to the 2 LR1 vessels acquired under the merger with Gener8.

Time charter-in expenses and bareboat charter-hire expenses.

The following table sets forth our chartered-in vessel expenses and bareboat charter-hire expenses for the six months ended June 30, 2018 and 2017:

	Six months ended June
(US$ in thousands)	2018	2017	$ Change	% Change
Time charter-in expenses	—	62	(62)	(100)%
Bareboat charter-hire expenses	15,432	15,423	9	—
Total charter hire expense	15,432	15,485	(53)	—%

Time charter-in expenses. Time charter-in expenses decreased by 100%, or $(62) thousand, to $0 million during the six months ended June 30, 2018, compared to $0.1 million for the same period in 2017. The decrease was attributable to the expiration of two time charter parties in 2016 with a final settlement in 2017.

Bareboat charter-hire expenses. Bareboat charter-hire expenses increased by $9 thousand, to $15.4 million for the six months ended June 30, 2018, compared to $15.4 million for the same period in 2017.

General and administrative expenses.

The following table sets forth our general and administrative expenses for the six months ended June 30, 2018 and 2017:

	Six months ended June
(US$ in thousands)	2018	2017	$ Change	% Change
General and administrative expenses	31,150	22,351	8,799	39%

General and administrative expenses which include also, among others, directors' fees, office rental, consulting fees, audit fees and tonnage tax, increased by 39%, or $8.8 million, to $31.2 million million for the six months ended June 30, 2018, compared to $22.4 million for the same period in 2017.

This increase was due to, among other factors, an increase of $3.6 million related to staff costs due to an overall increase in FTE, an increase of $4.9 million in legal and other fees mainly relating to the merger with Gener8, an increase of $0.4 million in directors' fee due to the appointment of one additional director and an increase of $0.5 million in travel costs. This increase was offset with a decrease in tonnage tax of $0.6 million.

Depreciation and amortization expenses.

The following table sets forth our depreciation and amortization expenses for the six months ended June 30, 2018 and 2017:

	Six months ended June
(US$ in thousands)	2018	2017	$ Change	% Change
Depreciation and amortization expenses	112,977	115,572	(2,595)	(2)%

Depreciation and amortization expenses decreased by 2%, or $2.6 million, to $113.0 million for the six months ended June 30, 2018, compared to $115.6 million for the same period in 2017.

Depreciation decrease primarily due to (i) the sale of the Suezmaxes Cap Georges and Cap Jean resulting in an aggregate decrease of $4.1million and (ii) the sale of the VLCCs Artois and Flandre resulting in an aggregate decrease of $5.2 million. This decrease was partially offset by (i) the acquisition and delivery of the Suezmaxes Cap Quebec and Cap Pembroke, resulting in an aggregate increase of $1.6 million, and (ii) the acquisition of the Gener8 fleet resulting in an aggregate increase of $4.8 million (see Fleet Development).

Finance Expenses.

The following table sets forth our finance expenses for the nine months ended June 30, 2018 and 2017:

	Six months ended June
(US$ in thousands)	2018	2017	$ Change	% Change
Interest expense on financial liabilities measured at amortized cost	23,203	17,791	5,412	30%
Other financial charges	3,577	2,512	1,065	42%
Foreign exchange losses	7,198	1,731	5,467	316%
Finance expenses	33,978	22,034	11,944	54%

Finance expenses increased by 54%, or $11.9 million , to $34.0 million for the six months ended June 30, 2018, compared to $22.0 million for the same period in 2017.

Interest expense on financial liabilities measured at amortized cost increased by 30%, or $5.4 million, during the six months ended June 30, 2018, compared to the same period in 2017. This increase was primarily attributable to the increase of floating interest rates in 2018 and the interest paid on the senior unsecured bond of $150.0 million, issued in May 2017. This increase was offset by a decrease in average outstanding debt during the six months ended June 30, 2018, compared to the same period in 2017. Other financial charges increased by 42%, or $1.1 million, to $3.6 million for the six months ended June 30, 2018, compared to $2.5 million for the same period in 2017. This increase was primarily attributable to commitment fee paid for available credit lines, of which the total availability increased in 2018.

Foreign exchange losses increased by 316%, or $7.2 million , due to change in exchange rates between the EUR and the USD.

Share of results of equity accounted investees, net of income tax.

The following table sets forth our share of results of equity accounted investees (net of income tax) for the six months ended June 30, 2018 and 2017:

	Six months ended June
(US$ in thousands)	2018	2017	$ Change	% Change
Share of results of equity accounted investees	8,420	21,024	(12,604)	(60)%

As at June 30, 2018, our equity accounted investees included two joint ventures which owned one FSO each.

The result of our participations in these two 50%-owned joint ventures, TI Asia Ltd. and TI Africa Ltd., the owners of FSO Asia and FSO Africa, respectively, have decreased by (60)% or $ 12.6 million, mostly due to lower revenue under the new FSO contracts which started in July and September 2017 for the FSO Asia and FSO Africa, respectively and the recognition of a deferred tax liability.

Income tax benefit/(expense)

The following table sets forth our income tax benefit/(expense) for the six months ended June 30, 2018 and 2017:

	Six months ended June
(US$ in thousands)	2018	2017	$ Change	% Change
Income tax benefit (expense)	141	526	(385)	(73)%

Income tax benefit/(expense) decreased by 73%, or $0.4 million, to a benefit of $0.1 million for the six months ended June 30, 2018, compared to a benefit of $0.5 million for the same period in 2017.

Liquidity and capital resources

We operate in a capital intensive industry and have historically financed our purchase of tankers and other capital expenditures through a combination of cash generated from operations, equity capital, borrowings from commercial banks and the occasional issuance of convertible notes. Our ability to generate adequate cash flows on a short- and medium-term basis depends substantially on the trading performance of our vessels. Historically, market rates for charters of our vessels have been volatile. Periodic adjustments to the supply of and demand for oil tankers cause the industry to be cyclical in nature. We expect continued volatility in market rates for our vessels in the foreseeable future with a consequent effect on our short- and medium-term liquidity.

Our funding and treasury activities are conducted within corporate policies to maximize investment returns while maintaining appropriate liquidity for our requirements. Cash and cash equivalents are held primarily in U.S. dollars with some balances held in British Pounds, Euros, and other currencies we may hold for limited amounts.

As of June 30, 2018 and December 31, 2017, we had $206.3 million and $143.6 million in cash and cash equivalents, respectively.

Our short-term liquidity requirements relate to payment of operating costs (including certain repairs performed in drydock), lease payments for our chartered-in fleet, funding working capital requirements, maintaining cash reserves against fluctuations in operating cash flows as well as maintaining some cash balances on accounts pledges under borrowings from commercial banks.

Sources of short-term liquidity include cash balances, restricted cash balances, syndicated credit lines, short-term investments and receipts from our customers. Revenues from time charters and bareboat charters are generally received monthly in advance. Revenues from FSO service contracts are received monthly in arrears while revenues from voyage charters are received upon completion of the voyage. As of June 30, 2018 and December 31, 2017, we had $20.0 million and $60.0 million in available syndicated credit lines, respectively.

Our medium- and long-term liquidity requirements include funding the equity portion of investments in new or replacement vessels and funding all the payments we are required to make under our loan agreements with commercial banks. Sources of funding for our medium- and long-term liquidity requirements include new loans, refinancing of existing arrangements, drawdown under committed secured revolving credit facilities, issuance of new notes or refinancing of existing ones via public and private debt offerings, equity issues, vessel sales and sale and leaseback arrangements. As of June 30, 2018 and December 31, 2017, we had $525.6 million and $547.4 million in available committed secured revolving credit facilities, respectively.

Net cash from (used in) operating activities during the six months ended June 30, 2018 was $(11.3) million, compared to $133.2 million during the six months ended June 30, 2017. Our partial reliance on the spot market contributes to fluctuations in cash flows from operating activities as a result of its exposure to highly cyclical tanker rates. Any increase or decrease in the average TCE rates earned by our vessels in periods subsequent to June 30, 2018, will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities.

We believe that our working capital resources are sufficient to meet our requirements for the next 12 months from the date of this report.

As of June 30, 2018 and December 31, 2017, our total indebtedness was $1,850.5 million and $964.6 million , respectively.

We expect to finance our funding requirements with cash on hand, operating cash flow and bank debt or other types of debt financing. In the event that our cash flow from operations does not enable us to satisfy our short-term or medium- to long-term liquidity requirements, we will also have to consider alternatives, such as raising equity, or new convertible notes, which could dilute shareholders, or selling assets (including investments), which could negatively impact our financial results, depending on market conditions at the time, establish new loans or refinancing of existing arrangements.

Our Borrowing Activities

	Amounts Outstanding as of
(US$ in thousands)	June 30, 2018	December 31, 2017
Euronav NV Credit Facilities
$340.0 Million Senior Secured Credit Facility	200,714	111,666
$750.0 Million Senior Secured Credit Facility	110,000	330,000
$409.5 Million Senior Secured Credit Facility	185,500	118,000
$67.5 Million Secured Loan Facility (Larvotto)	23,188	25,173
$76.0 Million Secured Loan Facility (Fiorano)	21,438	23,563
$108.5 Million Senior Secured Loan Facility	101,313	104,931
$173.5 Million Senior Secured Loan Facility	86,775
$581.0 Million Senior Secured Loan Facility	162,219	—
$633.5 Million Senior Secured Loan Facility	633,549	—
Credit Line Facilities
Credit lines	40,000	—
Senior unsecured bond
Senior unsecured bond	150,000	150,000
Treasury notes program
Treasury notes program	58,290	50,010
Total interest bearing debt	1,772,986	913,343
Joint Venture Credit Facilities (at 50% economic interest)
$220.0 Million Secured Loan Facility (TI Asia and TI Africa)	104,402	—
Total interest bearing debt - joint ventures	104,402	—

Euronav NV Credit Facilities

$340.0 Million Senior Secured Credit Facility

On October 13, 2014, we entered into a $340.0 million senior secured credit facility with a syndicate of banks and ING Bank N.V., as Agent and Security Trustee. Borrowings under this facility have been used to partially finance the acquisition of the four (4) modern Japanese built VLCC vessels ('the VLCC Acquisition Vessels') from Maersk Tankers Singapore Pte Ltd and to repay $153.1 million of outstanding debt and retire our $300.0 million Secured Loan Facility dated April 3, 2009. This facility is comprised of (i) a $148.0 million non-amortizing revolving credit facility and (ii) a $192.0 million term loan facility. This facility has a term of 7 years and bears interest at LIBOR plus a margin of 2.25% per annum. This credit facility is secured by eight of our wholly-owned vessels, the Fraternity, Felicity, Cap Felix, Cap Theodora and the VLCC Acquisition Vessels. As of June 30, 2018 and December 31, 2017 the outstanding balance on this facility was $200.7 million and $111.7 million, respectively.

$750.0 Million Senior Secured Credit Facility

On August 19, 2015, we entered into a $750.0 million secured loan facility with a syndicate of banks and Nordea Bank Norge SA, as Agent and Security Agent. This facility is comprised of a $500.0 million revolving credit facility, a $250.0 million revolving acquisition facility, and an uncommitted $250.0 million upsize facility. We used the proceeds of this facility to refinance all remaining indebtedness under our $750.0 million senior secured credit facility (2011) and our $65.0 million secured credit facility and for the acquisition of the Metrostar Acquisition Vessels in June 2015. This facility is secured by 24 of our wholly-owned vessels. The revolving credit facility is reduced in 13 installments of consecutive six-month interval. The revolving acquisition facility is reduced in 13 installments of consecutive six-month interval and a final $154.0 million repayment is due at maturity in 2022. This facility bears interest at LIBOR plus a margin of 1.95% per annum plus applicable mandatory costs. Following the sale of the Cap Laurent in November 2015, the total revolving credit facility was reduced by $11.5 million. Following the sale of the Famenne in January 2016, the total revolving credit facility was reduced by $21.3 million. Following the sale of the VLCC TI Topaz in June 2017, the total revolving credit facility was reduced by $19.5 million. Following the sale of the Suezmax Cap Georges in November 2017, the total revolving credit facility was reduced by $7.5 million. Following the sale of the VLCC Artois and Flandre in December 2017, the total revolving credit facility was reduced by $35.5 million. Following the sale of the Suezmax Cap Jean in May 2018, the total revolving credit facility was reduced by $7.5 million. As of June 30, 2018 and December 31, 2017 the outstanding balance on this facility was $110.0 million and $330.0 million, respectively.

$409.5 Million Senior Secured Credit Facility

On December 16, 2016, we entered into a $409.5 million senior secured amortizing revolving credit facility with a syndicate of banks and Nordea Bank Norge SA, as Agent and Security Agent. We used the proceeds of this facility to refinance all remaining indebtedness under our $500.0 Million Senior Secured Credit Facility. This facility is secured by 11 of our wholly-owned vessels. The revolving credit facility is reduced in 12 installments of consecutive six-month interval and a final $129.2 million repayment is due at maturity in 2023. This facility bears interest at LIBOR plus a margin of 2.25% per annum plus applicable mandatory costs. As of June 30, 2018 and December 31, 2017, the outstanding balance on this facility was $185.5 million and $118.0 million, respectively.

$67.5 Million Secured Loan Facility (Larvotto)

On August 29, 2008, one of our previously 50%-owned joint ventures, Larvotto Shipholding Limited, entered into a $67.5 million loan facility, as supplemented by a supplemental letter dated November 28, 2011, with Fortis Bank S.A./N.V. to partially finance the acquisition of the Maria. This loan has a term of eight years starting after the delivery of the vessel (January 2012) with a balloon payment of $16.2 million due at maturity. This loan bears interest at LIBOR plus a margin of 1.5% per annum. As of December 31, 2015, the outstanding balance on this facility was $33.1 million of which we had a 50% economic interest of $16.5 million. After the Share Swap and Claims Transfer Agreement (see Fleet Development), we acquired the full economic interest in this loan facility, and as of June 30, 2018 and December 31, 2017, the outstanding balance on this facility was $23.2 million and $25.2 million, respectively.

$76.0 Million Secured Loan Facility (Fiorano)

On October 23, 2008, one of our previously 50%-owned joint ventures, Fiorano Shipholding Limited, entered into a $76.0 million loan facility with Scotiabank Ireland Ltd. to partially finance the acquisition of the Capt. Michael. This loan had an original term of eight years and was extended in January 2017 bringing the final maturity date to January 31, 2020, with a final balloon payment of $14.0 million. This loan bears interest at LIBOR plus a margin of 1.95% per annum. As of December 31, 2015 the outstanding balance on this facility was $32.0 million, of which we had a 50% economic interest of $16.0 million. After the Share Swap and Claims Transfer Agreement (see Fleet Development), we acquired the full economic interest in this loan facility, and as of June 30, 2018 and December 31, 2017 the outstanding balance on this facility was $21.4 million and $23.6 million, respectively.

$108.5 Million Senior Secured Credit Facility

On April 25, 2017, we entered into a $108.5 million revolving credit facility with DNB Bank ASA, as Agent and Security Trustee. This facility is comprised of (i) a term loan of $27.1 million from a syndicate of commercial lenders which we refer to as the “commercial tranche” and (ii) a term loan of $81.4 million insured by the Korea Trade Insurance Corporation, which we refer to as “K-sure tranche”. We used the proceeds of this facility to finance our acquisition of the VLCC newbuildings Ardeche and Aquitaine, which were delivered to us on January 12, 2017 and January 20, 2017, respectively, and which serve as security under this facility. The commercial tranche bears interest at LIBOR plus a margin of 1.95% per annum plus applicable mandatory costs and is reduced in 24 installments of consecutive six-month interval and a final $21.7 million repayment is due at maturity in 2029.The K-sure tranche bears interest at LIBOR plus a margin of 1.50% per annum plus applicable mandatory costs and is reduced in 24 installments of consecutive six-month interval till maturity in 2029. The facility agreement contains a provision that entitles the lenders to require us to prepay to the lenders, on January 12, 2024, with 180 days’ notice, their respective portion of any advances granted to us under the facility. The facility agreement also contains provisions that allow the remaining lenders to assume an outgoing lender’s respective portion(s) of the advances made to us or to allow us to suggest a replacement lender to assume the respective portion of such advances. As of June 30, 2018 and December 31, 2017, the outstanding balance on this facility was $101.3 million and $104.9 million in aggregate respectively.

$173.5 Million Senior Secured Credit Facility

On March 25, 2018, we entered into a $173.5 million revolving credit facility with Crédit Agricole Corporate and Investment Bank, as Agent and Security Trustee. This facility is comprised of (i) a term loan of $69.4 million from a syndicate of commercial lenders which we refer to as the “commercial tranche” and (ii) a term loan of $104.1 million provided by the Export-Import Bank of Korea, which we refer to as “Kexim tranche”. We used the proceeds of this facility to finance our acquisition of the Suezmax newbuildings Cap Quebec, Cap Pembroke, Cap Port Arthur, and Cap Corpus Christi, which were delivered to us on March 26, 2018, April 25, 2018, August 8 ,2018 and August 29, 2018, respectively, and which serve as security under this facility. The commercial tranche bears interest at LIBOR plus a margin of 2.00% per annum plus applicable mandatory costs and is reduced in 24 installments of consecutive six-month interval and a final $3.9 million repayment is due at maturity in 2030.The Kexim tranche bears interest at LIBOR plus a margin of 2.00% per annum plus applicable mandatory costs and is reduced in 24 installments of consecutive six-month interval till maturity in 2030. The facility agreement contains a provision that entitles the lenders to require us to prepay to the lenders, on March 28, 2025, with 13 months notice, their respective portion of any advances granted to us under the facility. The facility agreement also contains provisions that allow the remaining lenders to assume an outgoing lender’s respective portion(s) of the advances made to us or to allow us to suggest a replacement lender to assume the respective portion of such advances. As of June 30, 2018, the outstanding balance on this facility was $87 million.

$581.0 Million Senior Secured Loan Facility
As a result of the business combination on June 12, 2018, Euronav assumed the $581.0 million Senior Secured Loan facility from Gener8. This facility with a final maturity on September 3, 2020 bears interest at LIBOR plus a margin of 3.75% per annum and is reduced in 9 remaining installments of consecutive six-month interval and a final $77.4 million repayment is due at maturity in 2020. This facility is secured by 10 of our wholly-owned vessels and a pledge of certain of our and Gener8 Maritime Sub II vessel owning subsidiaries’ respective bank accounts. As of June 30, 2018, the outstanding balance on this facility was $162.2 million.

$633.5 Million Senior Secured Loan Facility
As a result of the business combination on June 12, 2018, Euronav assumed the $633.0 million Senior Secured Loan facility from Gener8, initially entered into to fund a portion of the remaining installment payments due under shipbuilding contracts for 15 VLCC newbuildings owned by Gener8 at that time. This facility provided for term loans up to the aggregate approximate amount of $963.7 million, which is comprised of a tranche of term loans to be made available by a syndicate of commercial lenders up to the aggregate approximate amount of $282.0 million (the “Commercial Tranche”), a tranche of term loans to be fully guaranteed by the Export-Import Bank of Korea (“KEXIM”) up to the aggregate approximate amount of up to $139.7 million (the “KEXIM Guaranteed Tranche”), a tranche of term loans to be made available by KEXIM up to the aggregate approximate amount of $197.4 million (the “KEXIM Funded Tranche”) and a tranche of term loans insured by Korea Trade Insurance Corporation (“K-Sure”) up to the aggregate approximate amount of $344.6 million (the “K-Sure Tranche”).

The Commercial Tranche with a final maturity on December 29, 2020, bears interest at LIBOR plus a margin of 2.75% per annum and is reduced in 10 remaining installments of consecutive three-month interval and a balloon repayment at maturity in 2022. The KEXIM Guaranteed Tranche, with a final maturity on December 29, 2027, bears interest at LIBOR plus a margin of 1.50% per annum and is reduced in 39 remaining installments of consecutive three-month interval. The KEXIM Funded Tranche, with a final maturity on June 21, 2028, bears interest at LIBOR plus a margin of 2.60% per annum and is reduced in 39 remaining installments of consecutive three-month interval. The K-Sure Tranche, with a final maturity on June 21, 2028, bears interest at LIBOR plus a margin of 1.70% per annum and is reduced in 39 remaining installments of consecutive three-month interval. This facility is secured by 13 of our wholly-owned vessels. As of June 30, 2018, the outstanding balance on this facility was $633.5 million.

$150.0 Million Senior Unsecured Note

On May 31, 2017, we completed an issuance of $150.0 million of senior unsecured bonds with a fixed coupon of 7.50% and maturity in May 2022. Euronav NV serves as guarantor of the bonds. The net proceeds from the bond issuance are being used for general corporate purposes. DNB Markets, Nordea and Arctic Securities AS acted as joint lead managers in connection with the placement of the bonds. The related transaction costs for a total of $2.7 million are amortized over the lifetime of the bonds using the effective interest rate method. The bonds were listed on the Oslo Stock Exchange on October 23, 2017.

€50.0 Million Treasury Notes Program

 On June 6, 2017, we entered into an agreement, or the Dealer Agreement, with BNP Paribas Fortis SA/NV to act as arranger and dealer for a Belgian Multi-currency Short-Term Treasury Notes Program with a maximum outstanding amount of €50.0 million. Pursuant to the terms of the Dealer Agreement, we may issue the treasury notes to the dealer from time to time upon such terms and such prices as we and the dealer agree. As of June 30, 2018 and December 31, 2017 the outstanding balance under this program was $58.3 million and $50.0 million respectively.

Joint Venture Credit Facilities (at 50% economic interest)

$220.0 Million Secured Loan Facility (TI Asia and TI Africa)

On March 29, 2018, two of our 50%-owned joint ventures, TI Asia Ltd. and TI Africa Ltd. entered into a USD 220.0 million senior secured credit facility. The facility consists of a term loan USD 110.0 million and a revolving loan of USD 110.0 million for the purpose of refinancing the two FSOs as well as for general corporate purposes. The term loan consists of two tranches; the FSO Asia Term loan of $54.0 million, maturing on June 21, 2022 and the FSO Africa Term loan of $56.0 million, maturing on September 22, 2022. The revolving credit facility consists of two tranches; the FSO Asia revolving loan of $54.0 million, maturing on June 21, 2022 and the FSO Africa revolving loan of $56.0 million, maturing on September 22, 2022. As of June 30, 2018 the outstanding balance under this program was $208.8 million in aggregate.

The joint venture term loans described above were secured by a mortgage of the specific vessel and we provided a guarantee for the revolving credit facility tranche. As of June 30, 2018, the outstanding balance under the revolving credit facility tranche was $104.4 million

Security

Our secured indebtedness is generally secured by:

•	a first priority mortgage in all collateral vessels;

•	a general pledge of earnings generated by the vessels under mortgage for the specific facility; and

•	a parent guarantee when the indebtedness is not taken at the level of the parent.

Loan Covenants

Our debt agreements discussed above generally contain financial covenants, which require us to maintain, among other things:

•
an amount of current assets that, on a consolidated basis, exceeds our current liabilities. Current assets may include undrawn amount of any committed revolving credit facilities and credit lines having a maturity of more than one year;

•
an aggregate amount of cash, cash equivalents and available aggregate undrawn amounts of any committed loan of at least $50.0 million or 5% of our total indebtedness (excluding guarantees), depending on the applicable loan facility, whichever is greater;

•	an aggregate cash balance of at least $30.0 million; and

•	a ratio of stockholders’ equity to total assets of at least 30%.

Our credit facilities discussed above also contain restrictions and undertakings which may limit our and our subsidiaries' ability to, among other things:

•	effect changes in management of our vessels;

•	transfer or sell or otherwise dispose of all or a substantial portion of our assets;

•	declare and pay dividends, (with respect to each of our joint ventures, no dividend may be distributed before its loan agreement, as applicable, is repaid in full); and

•	incur additional indebtedness.

A violation of any of our financial covenants or operating restrictions contained in our credit facilities may constitute an event of default under our credit facilities, which, unless cured within the grace period set forth under the applicable credit facility, if applicable, or waived or modified by our lenders, provides our lenders with the right to, among other things, require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, reclassify our indebtedness as current liabilities and accelerate our indebtedness and foreclose their liens on our vessels and the other assets securing the credit facilities, which would impair our ability to continue to conduct our business.

Furthermore, certain of our credit facilities contain a cross-default provision that may be triggered by a default under one of our other credit facilities. A cross-default provision means that a default on one loan would result in a default on certain other loans. Because of the presence of cross-default provisions in certain of our credit facilities, the refusal of any one lender under our credit facilities to grant or extend a waiver could result in certain of our indebtedness being accelerated, even if our other lenders under our credit facilities have waived covenant defaults under the respective credit facilities. If our secured indebtedness is accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels and other assets securing our credit facilities if our lenders foreclose their liens, which would adversely affect our ability to conduct our business.

Moreover, in connection with any waivers of or amendments to our credit facilities that we may obtain, our lenders may impose additional operating and financial restrictions on us or modify the terms of our existing credit facilities. These restrictions may further restrict our ability to, among other things, pay dividends, make capital expenditures or incur additional indebtedness, including through the issuance of guarantees. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness.

In addition, we have provided, and may continue to provide in the future, unsecured loans to our joint ventures which we consider economically as equivalent to investments in the joint ventures. Accordingly, in the event our joint ventures do not repay these loans as they become due and payable, the value of our investment in such entities may decline. Furthermore, we have provided, and may continue to provide in the future, guarantees to certain banks with respect to commercial bank indebtedness of our joint ventures. Failure on behalf of any of our joint ventures to service its debt requirements and comply with any provisions contained in its commercial loan agreements, including paying scheduled installments and complying with certain covenants, may lead to an event of default under its loan agreement. As a result, if our joint ventures are unable to obtain a waiver or do not have enough cash on hand to repay the outstanding borrowings, their lenders may foreclose their liens on the vessels securing the loans or seek repayment of the loan from us, or both, which would have a material adverse effect on our financial condition, results of operations, and cash flows. As of June 30, 2018, $208.8 was outstanding under these joint venture loan agreements, of which we guaranteed $104.4 million.

At the time of the merger, Gener8 had three senior secured credit facilities: (i) the KEXIM Credit Agreement, (ii) the Nordea Credit Agreement and (iii) the Sinosure Credit Agreement of which the first two were assumed by Euronav in the merger and the latter was acquired by INSW when they acquired the subsidiaries owning six modern VLCCs. Prior to the merger, Gener8 was not in compliance with the interest expense coverage ratio covenant for which they obtained short-term waivers from its lenders. Following the merger, the Kexim Credit Agreement was amended to align the covenants with the other senior credit facilities of the Group, resolving the non compliance. The Group, in advance negotiations to refinance the Nordea Credit Agreement, decided not to amend this senior secured credit facility and as such, given the non compliance and remaining duration of the short-term waiver, classified the entire facility as short term.

As of June 30, 2018 and December 31, 2017, and except as mentioned in the preceding paragraph, we were in compliance with all of the covenants contained in our debt agreements, and our joint ventures were in compliance with all of the covenants contained in their respective debt agreements.

Guarantees

We have provided guarantees to financial institutions that have provided credit facilities in 2018 to two of our joint ventures, in the aggregate amount of $104.4 million.

In addition, on July 14, 2017 and September 22, 2017, TI Asia Ltd. and TI Africa Ltd., two 50%-owned joint ventures, which own the FSO Asia and FSO Africa, two FSO vessels, respectively, entered into two guarantees of up to $5.0 million each with ING Bank, in favor of North Oil Company in connection with its use of the FSO Asia and FSO Africa. These guarantees terminate on October 21, 2022 for the FSO Asia and December 21, 2022 for the FSO Africa. As of September 30, 2017, these guarantees have not been called upon.

Trend information

The supply and demand patterns for ships continue to be the biggest impact on revenues. Generally the global demand for oil transportation on ships is affected by the global demand for crude oil, which in turn is highly dependent on the state of the global economy. Most economies across the world are experiencing healthy economic growth at the moment and this is reflected in strong oil demand growth. In its latest published report the International Energy Agency (IEA) are forecasting 2018 oil demand growth of 1.36 million barrels per day compared to average growth levels in the last 10 years of 1.15 million barrels. The market has recently seen the price of oil increase, which could have a dampening effect on oil demand going forward.

The rate at which a change in oil demand impacts the demand for oil tankers depends not only on the nominal change in oil demand but also how this oil is traded. Looking at crude oil, the market has recently seen a significant uptick in exports emanating from the US Gulf, most of which have been destined for China and other Far Eastern customers. This oil travels a substantially longer distance than crude oil originating from the Arabian Gulf headed for the same destination, and hence employs the crude tankers for a longer period of time. The current trend is a rise in crude exports from the Atlantic basin combined with demand growth centered in the Far East providing longer employment times for crude tankers for the incremental barrel produced.

The supply of tankers is influenced by the number of vessels delivered to the fleet, the number of vessels removed from the fleet (through recycling or conversion) and the number of vessels tied up in alternative employment such as storage. 2017 saw a significant number of new ships join the fleet across all the crude tanker segments, and this trend is set to continue in 2018. The tanker orderbook as a whole however remains measured, with the VLCC orderbook equal to 16% while the Suezmax orderbook is equal to 8% of the current fleet. Vessel exits from the trading fleet have continued good momentum in 2018. We expect this trend to continue as a number of factors support increased recycling levels. These include the freight environment being at the lowest levels seen for many years, scrap prices increasing and regulatory pressure on ship owners to make decisions on whether to continue trading their older tonnage or put them through costly upgrades to comply with new directives, such as the Ballast Water Management convention and the IMO 2020 bunker regulation.

Our revenues are also affected by our strategy to employ some of our vessels on time charters, which have a fixed income for a pre-set period of time as opposed to trading ships in the spot market where their earnings are heavily impacted by the supply and demand balance. The Management team continuously evaluates the value of both strategies and makes informed decisions on the chartering mix based on anticipated earnings, and through this process we aim to always maximize each vessel’s return.
We have no additional funding requirements going forward all things being equal and are supported by a proven management team, strict capital discipline and an established dividend distribution policy.

Off-balance sheet arrangements

We are committed to make rental payments under operating leases for vessels and for office premises. The future minimum rental payments under our non-cancellable operating leases are disclosed below under "Contractual Obligations".

Tabular disclosure of contractual obligations

Contractual Obligations

As of June 30, 2018 we had the following contractual obligations and commitments which are based on contractual payment dates:

(US$ in thousands)	Total	2018	2019	2020	2021	2022	Thereafter
Long-term bank loan facilities	1,524,696	84,632	158,534	277,167	250,811	255,000	498,552
Long-term debt obligations	150,000	—	—	—	—	150,000	—
Treasury note program	58,290	58,290	—	—	—	—	—
Bank credit line facilities	40,000	—	—	40,000		—	—
Operational leases (vessels)	111,870	16,192	32,157	32,245	31,276	—	—
Operational leases (non-vessel)	9,417	1,043	2,016	1,920	1,717	1,525	1,196
Capital Expenditure commitments	86,600	86,600	—	—	—	—	—
Total contractual obligations due by period	1,831,022	246,758	192,706	351,332	283,804	256,675	499,748

Not included in the table above are options that have been granted to us but not yet exercised under our time charter-in agreements to extend their respective durations.